FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of July 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE GAAP FINANCIAL STATEMENTS APPEARING IN THE PRESS RELEASE ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-130048, 333-137153) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

B.O.S Better Online Solutions Ltd. Reports Second Quarter 2007 Financial Results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: July 31, 2007

B.O.S Better Online Solutions Reports Second Quarter 2007 Financial Results

Quarterly non – GAAP income from operations and first time break even at the bottom line.

RISHON LEZION, Israel, July 31, 2007 /PRNewswire-FirstCall/ – B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ: BOSC; TASE: BOSC) reported today its results for the second quarter ended June 30, 2007.

Second Quarter 2007 Financial Highlights:

—	Quarterly non - GAAP - operating income and break even at the bottom line

—	Revenues of $5.7 million, up 27.6% as compared to revenues of second quarter of 2006

—	Backlog of $7.8 million, 28% higher than the backlog at the beginning of the year 2007

—	Reduction in operation expenses to $1.4 million from $1.6 million in the second quarter of 2006

—	Financial expenses include non cash expenses related to the conversion of convertible notes in the amount of $611 thousand

Shmuel Koren, BOS’s President and CEO, said: “I’m very proud in the Q2 results that reflect the implementation of our operating strategy to increase sales of existing products and expand our product offerings . After many years of losses, we show a non GAAP operating income and break even at the bottom line. In Q2, we were also able to significantly increase our product offerings, and are now well positioned to continue pursuing our objectives and implementing our strategy “

Edouard Cukierman, BOS's Chairman of the Board added: "We are very pleased with the Company's Q2 results and look forward to the continuation of our positive trend and to the future sales of our new product offerings."

Revenues for the second quarter of 2007 amounted to $5.7 million, a 27.6% increase over the revenues in the second quarter of 2006 and a 5.6% increase over the revenues of the first quarter of 2007.

Our backlog as of June 30, 2007 amounted to a record number of $7.8 million, reflecting a 28% increase over backlog as of the end of year 2006 and a 20% growth over the backlog as of the end of the first quarter of 2007.

Operating results show profits of $126 thousand on a non – GAAP basis (excluding option compensation and amortization of intangible assets) in the second quarter of 2007 as compared to a non – GAAP operating loss of $71 thousand in the second quarter of the year 2006. Operating loss in the second quarter of the year 2007, on a GAAP basis, was $90 thousand as compared to operating loss of $457 thousand in the second quarter of 2006.

On June 21, 2007, we announced that Laurus Master Fund Ltd., the holder of our convertible notes, converted the entire outstanding principal amount of the notes, of approximately $ 2.2 million, into BOS Ordinary Shares. The conversion is expected to result in savings in financial expenses of approximately $250 thousand in the second half of 2007 and of approximately a total of $350 thousand in the years 2008 and 2009. As a result of the conversion, the Company recorded a one-time non-cash expense in the second quarter of 2007, in the amount of $611 thousand.

Financial expenses in the second quarter of 2007 were $159 thousand, of which $113 thousand are related to the aforementioned convertible notes and will not recur in the next quarters.

Income from continuing operations on a non – GAAP basis for the second quarter of year 2007 amounted to $3 thousand as compared to a non – GAAP loss of $186 thousand in the second quarter of the year 2006.

Net loss on a GAAP basis for the second quarter of 2007 amounted to $824 thousand (or $0.09 per share) as compared to a net loss of $572 thousand (or $0.09 per share) in the second quarter of 2006 (excluding a gain of $609 thousand from discontinued operations).

Net loss for the six months period ending June 30, 2007, amounted to $1,150 thousand (or $0.15 per share) compared to net loss of $732 thousand (or $0.10 per share) in the six month period ending June 30, 2006 (excluding a gain of $906 thousand from discontinued operations).

Information with respect to non-GAAP reconciliation to GAAP accompanies the condensed financial statements in this release.

Liquidity and Capital Resources

—	As of June 30, 2007, our shareholders’ equity amounted to $18.5 million compared to $12.3 million in December 31, 2006. During the second quarter of 2007 we raised $4.4 million through a rights offering to our shareholders, $600 thousand through a private placement and $2.2 million of our debt was converted into equity.

—	As of June 30, 2007 cash and cash equivalents increased to $5.6 million from $2 million in December 31, 2006.

—	Loans were reduced to $4.4 million in June 30, 2007 from $5.3 million in December 31, 2006.

Product Highlights

We are focused on providing RFID and Software based solutions for the Enterprise market and were recently able to significantly expand our product offerings.

Below is a list of our products and solutions, which were developed and enhanced in the first half of 2007:

—	RFID solutions – by leveraging our expertise in enterprise connectivity and RFID technology, we are developing a fully integrated RFID solution that combines a seamless interface with business applications, system management, data transfer, hardware and support services.

—	Data management – our next-generation tools help manage and control digital documents throughout the enterprise, providing a reliable and revolutionary solution for transferring encrypted data, and for backup recovery and retrieval.

—	License management – a unique new solution for automatically monitoring concurrent license utilization, allowing enterprises to optimally load balance their license pools and increase ROI per license.

—	Mobile Connectivity solutions – our workforce mobility solutions allow remote users to access and interact with enterprise applications and resources, anywhere and anytime. We support mobile connectivity solutions for IBM System i, UNIX and Blackberry environments.

—	Bosanova System i – This family of branded middleware extends the compatibility of IBM’s System i Servers with a variety of networks, mobile, printing and web-based applications and with RFID application environments.

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS operates through two divisions based in Israel:

(1) The Software Division, which provides specialized enterprise software, including IBM System i middleware, data and license management, mobile connectivity and RFID solutions;

(2) The Supply Chain Division, which resells electronic systems and components for security, aerospace, networking and RFID.

BOS is traded on NASDAQ and on the Tel-Aviv stock exchange. Our website is www.boscorporate.com.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il
or
Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2006
	2007	2006	2007	2006
	(Unaudited)

Revenues:
Software Solutions	$824	$1,018	$461	$451	$2,058
Supply Chain Solutions	10,248	8,541	5,228	4,006	18,859

Total Revenues	11,072	9,559	5,689	4,457	20,917

Cost of revenues	8,666	7,240	4,417	3,342	16,200

Gross profit	2,406	2,319	1,272	1,115	4,717

Operating costs and expenses:
Research and development	222	289	95	141	486
Sales and marketing	1,470	996	881	472	2,019
General and administrative	973	1,534	386	959	3,268

Total operating costs and expenses	2,665	2,819	1,362	1,572	5,773

Operating loss	(259)	(500)	(90)	(457)	(1,056)
Financial expenses, net	(354)	(206)	(159)	(128)	(626)
Expenses related to conversion of convertible note	(611)	-	(611)	-	-
Other income (expenses), net	31	(39)	20	-	-

Loss before taxes on income	(1,193)	(745)	(840)	(585)	(1,682)
Taxes benefit	43	13	16	13	89

Loss from continuing operations	(1,150)	(732)	(824)	(572)	(1,593)
Income related to discontinued
operations	-	906	-	609	1,685

Net income (loss)	$(1,150)	$174	$(824)	$37	$92

Basic and diluted net loss per share
from continuing operations	$(0.15)	$(0.10)	$(0.10)	$(0.09)	$(0.24)

Diluted net earnings per share from
discontinued operations	-	$0.13	-	$0.10	$0.25

Basic and diluted net earnings (loss)
per share	$(0.15)	$0.03	$(0.10)	$0.01	$0.01

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except per share data

	June 30, 2007	December 31,2006
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,616	$2,033
Trade receivables	5,501	5,632
Other accounts receivable and prepaid expenses	1,041	858
Inventories	4,570	4,017

Total current assets	16,728	12,540

LONG-TERM ASSETS:
Severance pay fund	527	741
Investment in other companies	8,082	8,082
Other	24	65

Total long-term assets	8,633	8,888

PROPERTY, PLANT AND EQUIPMENT, NET	561	520
CUSTOMER LIST, NET	1,527	1,629
GOODWILL	952	952

	$28,401	$24,529

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term bank loans	$2,844	$2,931
Current maturities of long-term bank loans and convertible note	569	1,157
Trade payables	2,890	3,844
Employees and payroll accruals	438	460
Deferred revenues	148	103
Accrued expenses and other liabilities	753	999

Total current liabilities	7,642	9,494

LONG-TERM LIABILITIES:
Bank loans (net of current maturities)	982	-
Convertible note (net of current maturities)	-	1,171
Deferred taxes	345	362
Accrued severance pay	658	916
Other long-term liabilities	237	237

Total long-term liabilities	2,222	2,686

SHAREHOLDERS' EQUITY	18,537	12,349

Total liabilities and shareholder's equity	$28,401	$24,529

Reconciliation of Non-GAAP Financial Measures in Accordance with SEC Regulation G

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company.

The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Reconciliation of GAAP to Non-GAAP results of operation (U.S. dollars in thousands):

	Three months ended June 30,
	2007				2006
	GAAP basis	Adjustments		Non GAAP	GAAP basis	Adjustments		Non GAAP
	(Unaudited)				(Unaudited)

Revenues	$5,689	-		$5,689	$4,457	-		$4,457
Cost of revenues	4,417	-		4,417	3,342	-		3,342

Gross profit	1,272	-		1,272	1,115	-		1,115

Operating costs and expenses:

Research and development	95	-		95	141	-		141

Sales and marketing	881	(51)* (87	)**	743	472	(52	)*	420
General and administrative	386	(78	)**	308	959	(334	)**	625

Total operating costs and expenses	1,362	(216)		1,146	1,572	(386)		1,186

Operating income (loss)	(90)	216		126	(457)	386		(71)
Financial expenses, net	(159)	-		(159)	(128)	-		(128)
Expenses related to conversion of
convertible note	(611)	611	***	-	-	-		-
Other income (expenses), net	20	-		20	-	-		-

Loss before taxes on income	(840)	827		(13)	(585)	386		(199)
Taxes on income	16	-		16	13	-		13

Income (loss) from continuing operations	(824)	827		3	(572)	386		(186)
Income related to discontinued operations	-	-		-	609	-		609

Net income (loss)	$(824)	$827		$3	$37	$386		$423

Notes to the Proforma:
* Amortization of intangible assets
** Stock based compensation
*** Expenses related to conversion of convertible note

GEOGRAPHICAL INFORMATION

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2006
	2007	2006	2007	2006
	(Unaudited)

Israel	$7,624	$6,772	$3,767	$3,319	$14,877
United States	1,928	1,086	1,187	550	2,848
Europe	966	447	463	134	1,173
Far East	554	1,254	272	454	2,019

Total revenues	$11,072	$9,559	$5,689	$4,457	$20,917